NEWS RELEASE 09-19	JUNE 11, 2009

LONG CANYON COLUMN-LEACH TESTS RETURN GOLD RECOVERIES AVERAGING UP TO 90.1%

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce that column leach testing of bulk samples from the Long Canyon project have returned gold recoveries averaging as high as 90.1% . The metallurgical test data suggests Long Canyon’s oxidized gold mineralization is amenable to low-cost, conventional, heap-leach processing.

Four bulk samples were submitted to McClelland Laboratories Inc. in Sparks, Nevada, for column leach tests at crush sizes of -25 mm and -75 mm. Column-leach gold recoveries for the -75mm feed size ranged from 84.2% to 96.6% (89.7% average) in approximately 65 days of leaching and rinsing. Column leach gold recoveries for the -25mm feed size ranged from 85.6% to 96.3% (90.1% average) in approximately 69 days of leaching and rinsing.

Gold recovery rates for all samples were very rapid and gold extraction was substantially complete in 10 to 15 days of leaching.

Reagent consumption levels were also very low and no solution percolation, fines migration, solution channeling or slumping problems were encountered during column leaching.

For charts showing cumulative gold recoveries among all four samples, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonCumulativeGoldRecoveryCharts.pdf.

The four bulk metallurgical samples, each weighing approximately 1.5 tonnes, were obtained from separate road cuts on the Long Canyon property. The sample sites all presented a mix of competent rock and soil-like fines and efforts were taken to get proportional amounts of the fines and coarse rock. Three of the samples were Notch Peak limestone, while the fourth was Pogonip limestone.

Further metallurgical testing will be completed as part of Long Canyon’s current $14.1 million work program. Tests will be conducted over the course of this year’s program on composite material obtained from 17 large-diameter core holes that were drilled in May on three mineralized cross sections.

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%). Long Canyon recently reported its first resource estimate (See March 13, 2009 press release). The Long Canyon resource defined to date is essentially all oxide and characterized by wide intervals of at- or near-surface, high-grade, gold mineralization and remains open in all directions, including at depth.

Long Canyon, Sandman and Northumberland are Fronteer's most advanced gold properties and comprise the Company’s future production platform in Nevada. For more information on Long Canyon and Fronteer's other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

For an animated video showing Long Canyon’s current resource, please click:
http://www.fronteergroup.com/sites/fronteer_admin/FRG_LongCanyon_May0509_CLIP.wmv

Gary Simmons, a Qualified Professional with the Mining and Metallurgical Society of America and Fronteer consultant, is the Qualified Person who has overseen the collection and verification of the data for this release and has reviewed and approved this release’s content.

About Fronteer
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to completion of additional metallurgical testing and timing of final results of column leach tests involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, , changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.